Exhibit 99.2

Constellium Launches Cash Tender Offers For Any and All of its Outstanding 7.875% Senior Secured Notes due 2021, 7.00% Senior Notes due 2023 and 8.00% Senior Notes due 2023

Amsterdam, October 30, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) (“Constellium” or the “Company”) today announced that it has commenced cash tender offers (the “Tender Offers”) to purchase any and all of its outstanding 7.875% Senior Secured Notes due 2021 (the “7.875% Notes”), 7.00% Senior Notes due 2023 (the “7.00% Notes”) and 8.00% Senior Notes due 2023 (the “8.00% Notes” and together with the 7.875% Notes and the 7.00% Notes, the “Notes”). The pricing terms for the Tender Offers are set forth below.

ISIN, CUSIP / Common Code	Outstanding Principal Amount	Title of Security	Consideration*
US210383AE55, 210383AE5 144A / USN22038AC20, N22038AC2 Reg S	$425,000,000	7.875% Senior Secured Notes due 2021	$1,062.29
XS1151724413, 115172441 144A / XS1151723282, 115172328 Reg S	€240,000,000	7.00% Senior Notes due 2023	€1,065.00
US210383AD72, 210383AD7 144A / USN22038AB47, N22038AB4 Reg S	$400,000,000	8.00% Senior Notes due 2023	$1,070.79

*	Per $1,000 or €1,000, as applicable, principal amount of the applicable series of Notes. Tendering Holders will also receive accrued and unpaid interest to, but not including, the Settlement Date (as defined below) for the applicable series of Notes purchased pursuant to the Tender Offers.

The Tender Offers are currently scheduled to expire at 5:00 p.m., New York City time, on November 6, 2017, unless extended or earlier terminated by Constellium (the “Expiration Time”).

Tenders of Notes pursuant to the Tender Offers may be validly withdrawn at or prior to the earlier of (i) the Expiration Time, or (ii) if the applicable Tender Offer is extended, 5:00 p.m., New York City time, on the 10th business day after the commencement of such Tender Offer (the “Withdrawal Time”), but not thereafter; provided, that Notes tendered pursuant to the Tender Offers may also be validly withdrawn in the event the applicable Tender Offer has not been consummated within 60 business days after commencement.

Payment for any Notes that are validly tendered and not validly withdrawn and accepted for purchase (including Notes delivered under the guaranteed delivery procedures) will be made promptly following the Expiration Date (such date, the “Settlement Date”). We expect the payment to occur on November 9, 2017, the third business day following the Expiration Time.

The consummation of the Tender Offers is conditioned on, among other things, (i) Constellium having completed an offering of senior unsecured notes and Class A ordinary shares for aggregate net proceeds sufficient, when taken together with other sources of immediately available cash, to fund the consideration for the Tender Offers and all other amounts required to be paid or deposited in connection with the Tender Offers, the Redemption (as defined below), and the Satisfaction and Discharge (as defined below) (the “Financing Transaction”), and (ii) the satisfaction of certain other customary conditions. The Company reserves the right to waive any and all conditions of the Tender Offers, in whole or in part, subject to applicable law. The Company expects to use the net proceeds from the Financing Transaction, together with cash on hand, to repurchase pursuant to the Tender Offers, and/or redeem, satisfy and discharge in accordance with the applicable indentures, all of the Notes, and use the remaining net proceeds, if any, for general corporate purposes.

Concurrently with the commencement of the Tender Offers, the Company called for redemption, subject to certain conditions, all of the outstanding Notes (the “Redemption”). The redemption price for the 7.875% Notes is 100% of the principal amount of the 7.875% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 7.875% Notes), plus accrued and unpaid interest, if any, to the redemption date; the redemption price for the 7.00% Notes is 100% of the principal amount of the 7.00% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 7.00% Notes), plus accrued and unpaid interest, if any, to the redemption date; and the redemption price for the 8.00% Notes is 100% of the principal amount of the 8.00% Notes redeemed, plus the Applicable Premium (as defined in the indenture relating to the 8.00% Notes), plus accrued and unpaid interest, if any, to the applicable redemption date. Concurrently with the consummation of the Financing Transaction, which is expected to occur on or prior to the Settlement Date, the Company intends to satisfy and discharge all Notes not purchased on the Settlement Date pursuant to the Tender Offers by depositing with the trustee cash sufficient to pay the redemption price of each series of Notes on the redemption date (the “Satisfaction and Discharge”). The Company expects the redemption date of the 7.875% Notes and the 8.00% Notes to occur on November 29, 2017 and the redemption date of the 7.00% Notes to occur on November 30, 2017. The Redemption is conditioned on the consummation of the Financing Transaction. In the Company’s discretion, the redemption date may be delayed until such time as this condition shall have been satisfied. Neither this Statement nor the accompanying Notice of Guaranteed Delivery constitutes a notice of redemption or an obligation to issue a notice of redemption.

The Company has retained Deutsche Bank Securities Inc. and Credit Suisse Securities (USA) LLC to act as dealer managers in connection with the Tender Offers. Questions may be directed to Deutsche Bank Securities Inc. collect at (212) 250-7527 or toll free at 855-287-1922 or to Credit Suisse Securities (USA) LLC collect at (212) 325-6340 or toll free at 1-800-820-1653. The Offeror has retained D.F. King & Co., Inc. to act as the information agent and tender agent for the Tender Offer. Questions and requests for additional documents may be directed to D.F. King at (866) 544-8778 (toll free), (212) 269-5550 (New York) or +44 20 7920 9700 (London) or by email: cstm@dfking.com.

The Tender Offers are being made only pursuant to an Offer to Purchase and a Notice of Guaranteed Delivery, each dated today, which contain detailed information concerning the terms of the Tender Offers. Holders are urged to read these documents carefully before making any decision with respect to the Offer. Holders of Notes must make their own decisions as to whether to tender any or all of their Notes. Copies of the Offer to Purchase and Notice of Guaranteed Delivery are available at the following web address: www.dfking.com/cstm.

Neither the Offer to Purchase, the Notice of Guaranteed Delivery, nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase, the Notice of Guaranteed Delivery, or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary.

This press release shall not constitute an offer to sell, or a solicitation of an offer to purchase, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

None of Constellium and its subsidiaries, the dealer managers or the information agent and tender agent is making any recommendation as to whether or not holders should tender their Notes in connection with the Tender Offers.

About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to the Tender Offers, the Redemption, the Satisfaction and Discharge, the Financing Transaction, our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F and our registration statement on Form F-3 filed on October 30, 2017, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.